

June 7, 2012

<u>Via E-mail</u>
Mr. Peter W. Keegan
Chief Financial Officer
Loews Corporation
667 Madison Avenue
New York, N.Y. 10065-8087

Re: Loews Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
File No. 001-06541

Dear Mr. Keegan:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Investments</u>
<u>Portfolio Quality, Page 86</u>

1. Please confirm to us that your disclosure about the quality of your investments based on third party credit ratings reflects information known by management that may belie or otherwise cast doubt on this disclosure. If not, please provide us proposed disclosure to be included in future periodic reports that discusses the differences between the quality of investments presented based on third party ratings and that based on information known by management.

2. In Note 3. Investments to your consolidated financial statements, you show investments of $9,782 million in fixed maturity securities invested in securities of states, municipalities and political subdivisions at December 31, 2011. Please provide us a schedule that shows:

- The amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds; and
- For any state, municipality or political subdivision that comprised 10 percent or more of the total, the amortized cost and fair value, credit rating with and without a financial guarantee by third parties and, for special revenue bonds, the nature of the revenue source.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant